Filed Pursuant to Rule 433
Registration No. 333-157867
Valero Energy Corporation Provides Second Quarter 2009 Interim Update
SAN ANTONIO — June 2, 2009 — Valero Energy Corporation (NYSE: VLO) announced today that the company expects to report a net loss of approximately $0.50 per share for the second quarter of 2009. The company’s second quarter 2009 results have been adversely affected by extended downtime at its Delaware City and McKee refineries and by the continuation of weak sour crude oil discounts and lower diesel margins.
In the last three months, the company has acquired seven ethanol plants and a site currently under development from VeraSun Energy Corporation (OTC BB: VSUNQ) for $477 million, excluding working capital, and announced its pending acquisition of The Dow Chemical Company’s (NYSE: DOW) 45% interest in Total Raffinaderij Nederland N.V. (TRN), which owns a crude oil refinery in The Netherlands, for $600 million, excluding working capital. The company also expects its total capital expenditures in 2009 to be approximately $2.5 billion, of which approximately $1 billion is for strategic projects.
“Including the two acquisitions and our strategic capital projects, we expect to invest roughly $2 billion in growth investments this year,” said Bill Klesse, Valero’s Chairman of the Board and Chief Executive Officer. “Combining the $1 billion debt issuance in March with the 40 million common share offering announced today, we are able to continue to make strategic investments, while maintaining our strong balance sheet.”
“Our newly acquired ethanol plants are performing well and meeting our expectations. In addition, the pending acquisition of Dow’s interest in TRN is an extension of our favorable long-term outlook for distillates, and we believe the purchase price is less than 50% of replacement cost for this world-class distillate hydrocracking facility. In light of this investment, we are indefinitely postponing our major new hydrocracker projects at St. Charles and Port Arthur. In the current environment, it makes more sense to acquire existing capacity at a substantial discount to new construction costs, as we have done with TRN and the ethanol plants,” said Klesse.
About Valero:
Valero Energy Corporation is a Fortune 500 company based in San Antonio with approximately 22,000 employees and 2008 revenues of $119 billion. The company owns and operates 16 refineries throughout the United States, Canada and the Caribbean with a combined throughput capacity of approximately three million barrels per day, making it the largest refiner in North America. Valero is also a leading ethanol producer with seven ethanol plants in the Midwest with a combined capacity of 780 million gallons per year, and is one of the nation’s largest retail operators with approximately 5,800 retail and branded wholesale outlets in the United States, Canada and the Caribbean under the Valero, Diamond Shamrock, Shamrock, Ultramar, and Beacon brands.

Statements contained in this release that state the company’s or management’s expectations or predictions of the future are forward-looking statements intended to be covered by the safe harbor provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934. The words “believe,” “expect,” “should,” “could,” “estimates,” and other similar expressions identify forward-looking statements. It is important to note that actual results could differ materially from those projected in such forward-looking statements. For more information concerning factors that could cause actual results to differ from those expressed or forecasted, see Valero’s annual reports on Form 10-K and quarterly reports on Form 10-Q, filed with the Securities and Exchange Commission.
Valero has filed a registration statement (including a prospectus and a related prospectus supplement) with the SEC for the offering of its common stock to which this communication relates. Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents Valero has filed with the SEC for more complete information about Valero and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Barclays Capital at (212) 526-8100 or J.P. Morgan Securities Inc. at (866) 430-0686.